UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

Minerva Surgical, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

60343F106
(CUSIP Number)

Accelmed Partners II L.P.
Ugland House, South Church Street
PO Box 309
Grand Cayman KY1-1104, Cayman Islands
Attn: Uri Geiger
(305) 854-6815
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 60343F106
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1	NAMES OF REPORTING PERSONS
Accelmed Partners II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
122,189,638

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
122,189,638

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
122,189,638

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

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1	NAMES OF REPORTING PERSONS
Accelmed Partners II GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
122,189,638

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
122,189,638

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
122,189,638

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP: 60343F106
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1	NAMES OF REPORTING PERSONS
Accelmed Partners II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
122,189,638

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
122,189,638

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
122,189,638

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

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1	NAMES OF REPORTING PERSONS
Uri Geiger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
122,189,638

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
122,189,638

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
122,189,638

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

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Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Minerva Surgical, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4255 Burton Drive, Santa Clara, CA 95054. Shares of the Common Stock are listed on the Nasdaq Global Market and trade under the symbol “UTRS.”

Item 2.	Identity and Background.

The persons filing this statement are Accelmed Partners II, LLC (“Accelmed LLC”), Accelmed Partners II GP L.P. (“Accelmed GP”), Accelmed Partners II L.P. (“Accelmed LP”) and Uri Geiger, a citizen of Israel (collectively, the “Reporting Persons”).

The principal business address of each of (i) Accelmed GP and Accelmed LP is Ugland House, South Church Street, PO Box 309, Grand Cayman KY1-1104, Cayman Islands, and (ii) Accelmed LLC and Dr. Geiger is 848 Brickell Avenue, #901, Miami, Florida 33131.

Accelmed LLC is the general partner of Accelmed GP, which is the general partner of Accelmed LP, the holder of the shares. Dr. Geiger is the managing partner of Accelmed LLC and, as such, has sole voting and dispositive power with respect to the shares held by Accelmed LP.

Accelmed LP is primarily engaged in the business of investing in securities. Accelmed GP is primarily engaged in the business of serving as the general partner of Accelmed LP. Accelmed LLC is primarily engaged in the business of serving as the general partner of Accelmed GP.

Dr. Geiger’s present principal occupation or employment is serving as co-founder and managing partner of Accelmed Partners, a private equity investment firm, through which Dr. Geiger manages various private investment funds, including Accelmed LP.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 27, 2022, the Issuer entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Accelmed LP and New Enterprise Associates 13, L.P. (“NEA”), pursuant to which the Issuer agreed to issue and sell in a private placement (the “Private Placement”) to Accelmed LP 122,189,638 shares of Common Stock at an offering price of $0.2046 per share (subject to adjustment for any stock split occurring prior to closing) for an aggregate purchase price of $24,999,999.93. On February 9, 2023 (the “Closing Date”), the Private Placement closed. As of the Closing Date, Accelmed LP beneficially owns 122,189,638 shares of Common Stock (the “Shares”). These acquisitions were funded with the working capital of Accelmed LP.

Item 4.	Purpose of Transaction.

The responses set forth in Item 3 and 6 hereof are incorporated by reference in their entirety.

The Reporting Persons designated Uri Geiger to the Board of Directors of the Issuer. In addition, a majority of the Issuer’s Board of Directors is composed of directors designated by Accelmed LP.

The Reporting Persons acquired Shares for investment purposes. The Reporting Persons review their investment in the Issuer on a continuing basis, and may determine (1) to acquire additional securities of the Issuer through open market purchases, private agreements or otherwise, or (2) to dispose of all or a portion of the securities of the Issuer owned by them through public offerings (including pursuant to a resale registration statement to be filed by the Issuer) or private transactions, in each case, as permitted by the Stock Purchase Agreement, or (3) to take any other available course of action.

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From time to time, the Reporting Persons intend to engage in discussions with the Board of Directors of the Issuer and/or members of the Issuer’s management team concerning a broad range of operational and strategic matters, including, without limitation, the Issuer’s business, operations, capital structure, governance, management, and strategy as well as potential financings, business combinations, strategic alternatives, and other matters concerning the Issuer, including transactions in which the Reporting Persons may seek to participate and potentially engage. The Reporting Persons may communicate with other stockholders or third parties regarding the foregoing, subject to the terms of the Stock Purchase Agreement.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Item 4 of this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b) – As of the date hereof, the Reporting Persons hold 122,189,638 shares of Common Stock, representing approximately 69.3% of the outstanding shares of Common Stock, based on 29,816,161 shares outstanding as of December 31, 2022 and 146,627,565 shares issued pursuant to the Private Placement, as disclosed by the Issuer in its definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2023.

(c) – Except as set forth in this Schedule 13D, no transactions in the Shares were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, by any of the persons listed on Schedule A hereto in the 60 days preceding the date hereof.

(d) – Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons as described in this Item 5.

(e) – Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Pursuant to the terms of the Share Purchase Agreement, upon closing of the Private Placement, Accelmed LP executed a Lock-Up Agreement, the form of which is provided for in Exhibit E to the Share Purchase Agreement and incorporated herein by reference. Additionally, the Issuer, Accelmed LP and NEA entered into that certain registration rights agreement, the form of which is provided for in Exhibit B to the Share Purchase Agreement and incorporated herein by reference.

Other information provided and incorporated by reference in Item 4 is hereby incorporated by reference.

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Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits hereto:

99.1
Share Purchase Agreement, dated as of December 27, 2022, by and between Minerva Surgical, Inc., Accelmed Partners II L.P. and New Enterprise Associates 13, L.P. (incorporated by reference to Exhibit 10.1 of Minerva Surgical, Inc.’s Current Report on Form 8-K, filed with the SEC on December 28, 2022.

99.2	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2023

ACCELMED PARTNERS II L.P.

By Accelmed Partners II GP L.P., its general partner

By Accelmed Partners II, LLC, its general partner

	By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

ACCELMED PARTNERS II GP L.P.

By Accelmed Partners II, LLC, its general partner

	By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

ACCELMED PARTNERS II, LLC

	By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

/s/ Uri Geiger
Uri Geiger, an adult individual

Schedule A

Directors and Executive Officers of the Reporting Persons

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Except as otherwise indicated, each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Accelmed Partners, 848 Brickell Avenue, #901, Miami, Florida 33131. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

ACCELMED PARTNERS II L.P.

Name	Position
Accelmed Partners II GP L.P.(1)	General Partner

ACCELMED PARTNERS II GP L.P.

Name	Position
Accelmed Partners II, LLC	General Partner

ACCELMED PARTNERS II, LLC

Name	Position
Uri Geiger(2)	Managing Partner

(1)	Business address is Ugland House, South Church Street, PO Box 309, Grand Cayman KY1-1104, Cayman Islands.
(2)	Citizen of Israel.